Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	Jurisdiction of Organization
Aromair Fine Fragrance Company	Delaware
Chemaid Laboratories, Inc.	Delaware
Clover Park 1 Limited	United Kingdom
Clover Park 2 Limited	United Kingdom
HCT Asia Ltd.	Hong Kong
HCT Europe Limited	United Kingdom
HCT Packaging, Inc.	New Jersey
KDC US Finco, Inc.	Delaware
KDC US Holdings, Inc.	Virginia
KDC/ONE Swallowfield Limited	United Kingdom
KDC/ONE Cosmetic Laboratories of America Inc.	Delaware
kdc/one Development Corporation, Inc.	British Columbia
Kolmar Laboratories, Inc.	Delaware
Northern Labs, Inc.	Delaware
Thibiant International, Inc.	California
Tri-Tech Laboratories, LLC	Delaware
Z Gamma B.V.	Netherlands
Zobele Asia Pacific (Hong Kong) Ltd.	Hong Kong
Zobele Bulgaria Eood	Bulgaria
Zobele Holding S.p.A.	Italy
Zobele Instrument (Schenzhen) Co., Ltd.	China
Zobele Mexico S.A. de C.V.	Mexico
Zobele USA Inc.	Texas